



Part II

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI. CGMI enters all CGMI Affiliates' orders into Citi-ONE in an agency capacity ~~only, regardless of whether such orders represent the interests of a CGMI Affiliate's customers or the principal interest of the CGMI affiliate~~.

(a) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited ("CGML"), whose orders represent the interests of its customers; and Citigroup Global Markets Europe ("CGME"), whose orders represent the interests of its customers~~; Citigroup Global Markets Hong Kong Limited ("CGMHKL"), whose orders represent the principal interest of CGMHKL~~.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do

not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers and may not send directed orders). A CGMI trading desk may use the CGMI algos and/or SOR to handle an Affiliate's order, which may, in turn, determine to send the Affiliate's order to Citi-ONE. Subscribers (not CGMI Business Units or CGMI Affiliates) may elect to access Citi-ONE directly or indirectly. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Part II

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

 Yes☒ No☐

If yes, explain the opt-out process.

Citi-ONE supports a Do Not Cross Principal (DNCP) instruction, which, if selected, prevents orders from interacting with the principal orders of CGMI. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the Direct Subscriber level (i.e., applying to all orders sent by that Direct Subscriber). Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis (i.e., applying to all their orders that go to Citi-ONE). If the DNCP instruction is enabled on a Subscriber-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a Subscriber-level or default basis, the Subscriber's order-by-order instruction will control. The DNCP instruction will not prevent Subscriber orders from interacting with ~~orders that are on behalf of~~ CGMI Affiliates' ~~principal accounts as all such~~ orders ~~are handled by CGMI in an agency capacity~~. Additional information about counterparty interaction is available in Part III, Items 13 and 14.

b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

Yes☐  No☒

If yes, explain the opt-out process.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

Yes☒ No☐

Part III

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

 Yes☒ No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5. Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels. All liquidity-providing FRS Orders, regardless of

Inclusion Level, are eligible to interact with liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis, if applicable.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed. Participants are not required to have multiple Category IDs. If no Category ID is entered by a Participant or only one Category ID is used, the Mark-out Analysis, if applicable, will consider all of a Participant's liquidity-taking FRS order flow collectively.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE.

CGMI assigns ~~an~~ initial ~~Category ID to order flow from a CGMI Affiliate that represents the principal interest of the CGMI Affiliate (and separate~~ Category IDs to order flow representing the interests of each of ~~the~~a CGMI Affiliate's customers~~), however this cannot be used to prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity, which is the designation that the DNCP instruction relies on.~~.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI

Business Unit, or CGMI Affiliate or may be set by MQA based on criteria such as historical fill rates and spread capture.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all liquidity-taking FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

Citi-ONE applies the Mark-out Analysis to applicable flow at the Subscriber level or, if the Subscriber has segmented order flow using Category IDs, at the Category ID level. Within each Subscriber or Category ID, Citi-ONE separately conducts Mark-out Analyses and applies Taker Levels to (i) executions of FRS Orders with a midpoint peg condition; and (ii) executions of other FRS Orders (those without a midpoint peg condition). As a general matter, ~~the Subscriber's FRS Orders or the~~for a given Subscriber or Category ~~ID's FRS Orders will be subject to a~~ID, as applicable, Citi-ONE will apply the Mark-out Analysis to executions of FRS Orders with a midpoint peg condition once there have been a minimum number of liquidity-taking ~~FRS Order~~ executions of FRS Orders with a midpoint peg condition and a minimum number of total executed shares of FRS Orders with a midpoint peg condition, as determined by CGMI, over a 30-day rolling period ~~for that Subscriber or Category ID~~ that starts on the first day a Subscriber's or Category ID's FRS Orders with a midpoint peg condition are sent to Citi-ONE. Every applicable Subscriber and Category ID will be subject to the same minimum number of liquidity-taking ~~FRS order~~ executions and minimum number of total executed shares for FRS Orders with a midpoint peg condition over a 30-day time frame; these thresholds will not vary by Subscriber or Category ID. Until ~~this threshold has~~these thresholds have been reached, a Subscriber's or the Category ID's liquidity-taking FRS Orders with a midpoint peg condition will be defaulted to Taker Level 3. The same process, including the same thresholds regarding minimum number of liquidity-take executions and minimum number of total executed shares, will be separately applied to FRS Orders without a midpoint peg instruction.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Subscriber or Category ~~ID~~ID's midpoint-pegged FRS Orders and non-midpoint-pegged FRS Orders were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Subscriber or Category ID midpoint-pegged and non-midpoint-pegged order flow ~~as a whole is~~are each assigned a corresponding Taker Level 1 through 5. Midpoint-pegged and non-midpoint-pegged order flow for the same Subscriber or Category ID may be assigned different Taker Levels.

CGMI conducts ~~a~~ new Mark-out ~~Analysis~~Analyses for applicable Subscribers and Category IDs approximately monthly. CGMI may change without notice a Subscriber's or Category ID's assigned Taker Level(s) based on the results of ~~a~~ new Mark-out ~~Analysis~~Analyses. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

~~CGMI~~The ATS Supervisor (or approved Series 24 Delegate) reserves the right to move a Subscriber or Category ID (including either or both of their midpoint-pegged or non-midpoint-pegged orders) from a lower Taker Level (e.g., Taker Level 3) to a higher Taker Level (e.g., Taker Level 5)--reflecting that the relevant set of executions ~~with this Subscriber or Category ID~~ are less favorable for the liquidity provider--before the completion of the 30-day rolling period (and regardless of the number of executed shares) for new Subscribers and Category IDs and on an intramonth basis for existing Subscribers and Category IDs if a review of the Subscriber's or Category ID's executions warrants such a change in ~~CGMI's~~the sole discretion of the ATS Supervisor (or approved Series 24 Delegate). In exercising this discretion, ~~CGMI~~the ATS Supervisor (or approved Series 24 Delegate) may consider, among other factors, deviations from previous trading behavior of a Subscriber or Category ID (e.g., atypical timing of orders or changes in types of symbols for which the Subscriber or Category ID sends orders); volume of trading (e.g., sporadic volume or excessive volume of liquidity-taking orders); and whether the ~~Subscriber or Category ID has~~relevant executions have otherwise exhibited behavior inconsistent with ~~their~~the previously assigned Taker Level. Alternatively, ~~CGMI~~the ATS Supervisor (or approved Series 24 Delegate) will place orders associated with a new Subscriber or Category ID in Taker Level 5 at the request of the relevant Subscriber; ~~CGMI~~the ATS Supervisor (or approved Series 24 Delegate) will not honor requests to place orders from new Subscribers or Category IDs in Taker Levels other than 5. Taker Level changes made pursuant to this paragraph become effective overnight.

CGMI may, in its sole discretion and without notice to Subscribers, change the methodology used to assign ~~Subscribers or Category IDs~~order flow to a particular Taker Level.

The results of the Mark-out Analysis and the methodology for conducting the Mark-out Analysis are reviewed on a periodic basis at governance meetings comprised of the ATS Supervisor (or approved Series 24 delegate) and representatives from MQA, Equities Management, Technology, and/or Electronic Trading Compliance.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level(s). A Subscriber cannot contest its designated Taker Level(s). See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels). Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels.

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders. All liquidity-providing FRS Orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders) and Market on Close Orders are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to ~~a~~the flow of a given Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI are assigned at least one ~~of~~ Taker Level 1 through 5 based on the Mark-out Analysis performed by CGMI. Liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into multiple Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐ No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level(s). A Subscriber cannot contest its designated Taker Level(s).

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

Because Citi-ONE provides a Subscriber with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Subscribers of their assigned Taker Level(s), some Subscriber(s) may be made aware of their Taker Level(s) while others are not.

Part III

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes</mark>☒ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain orders based on the following items:

SELF-MATCH PREVENTION

This feature allows Participants to prevent their own buy and sell orders from matching with one another. This feature is set at the Participant level. It is enabled by default for Participants. Direct Subscribers may have this feature disabled during the onboarding process or by contacting the ATS Supervisor (or approved Series 24 Delegate). Disabling the self-match prevention does not permit two principal orders from the same Direct Subscriber to match. Indirect Subscribers may have this feature disabled by contacting their Client Coverage representative. Participants can also request that self-match prevention apply to not only the Participant's own buy and sell orders but also to buy and sell orders from the Participant's affiliates.

DO NOT CROSS PRINCIPAL

Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from matching with the principal orders of CGMI. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the Direct Subscriber level. Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis. If the DNCP instruction is enabled on a Direct Subscriber-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a Direct Subscriber-level or default basis, the Subscriber's order-by-order instruction will control. The DNCP instruction will not prevent Subscriber orders from interacting with ~~orders that are on behalf of~~ CGMI Affiliates' ~~principal accounts as CGMI handles such~~ orders ~~in an agency capacity~~.

INCLUSION SELECTION

Participants sending FRS Orders to Citi-ONE that provide liquidity may select one of five Inclusion Levels for contra FRS Orders. Inclusion Level 5 is the most inclusive level of interaction with counterparties and Inclusion Level 1 is the most exclusive level of interaction with counterparties. See Part III, Item 13.

MINIMUM EXECUTABLE QUANTITY ("MinQty")

MinQty allows Participants to specify a minimum quantity for execution against any single contra-side order. Participants can select this feature on an order-by-order basis. Citi-ONE does not aggregate contra-side orders to meet the MinQty; the MinQty specified on an order can only be filled by a single contra-side order. Participants may specify the method by which the MinQty instruction is to be applied in the event a leaves quantity is less than the MinQty specified. A Participant may specify that the order becomes All or None if the leaves quantity is less than the minimum executable quantity, or a Participant may specify that the order is cancelled back to the Participant if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity.

MAXIMUM QUANTITY ("MAX QTY")

MaxQty allows Participants submitting liquidity-providing FRS Orders (not including Eligible FRS Orders) to specify that they are only willing to execute against a contra-side order with a quantity that is equal to or smaller than the Participant's MaxQty. Participants can select this feature on an order-by-order basis to be applied to an FRS Order only. MaxQty is only enforced when an FRS Order interacts with another FRS Order. If the MaxQty instruction is applied to COs, MOC Orders, or Eligible FRS Orders, those orders will be rejected. Both a MaxQty and a MinQty instruction can be applied to the same order, in which case MinQty must be equal to or less than MaxQty or the order will be rejected.

The MaxQty instruction will only be enforced for liquidity-providing orders; the liquidity-providing order in a match is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. Any MaxQty instruction on a liquidity-taking order will be ignored. In practice, this means that if a Participant wishes to ensure that MaxQty will be enforced on a given order, it should send the order with the "post only" designation, as defined in Part III, Item 7, such that the order will only be represented in Citi-ONE as a liquidity-providing order.

While Participants submitting liquidity-providing orders may specify a MaxQty instruction, any such instruction will be constrained by a pre-defined cap that is 10 times the order quantity. If a Participant's MaxQty exceeds the pre-defined cap, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap. For example, if a Participant submits a 100-share order with a 500-share MaxQty, the MaxQty is below the pre-defined cap of 1,000 shares, so will be accepted as is (500 shares). By contrast, if a Participant submits a 100-share order with a 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 1,000 shares. Thus, in certain instances, a Participant submitting a MaxQty order will be limited in its ability to interact with contra-side orders based on the application of the pre-defined cap, notwithstanding the Participant's larger MaxQty instruction. Application of the pre-defined cap does not impact priority.

If a Participant amends the quantity of their liquidity-providing order, the pre-defined cap will be recalculated based on the amended order quantity. For example, if a Participant amends the same 100-share order in the immediately preceding example to 50 shares and keeps its 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 500 shares (50 shares times multiplier of 10). If a Participant amends the same 100-share order to 300 shares and keeps its 2,000-share MaxQty, the requested MaxQty will be below the pre-defined cap of 3,000 shares, so will be accepted as is (i.e., 2,000 shares). However, increasing order quantity could cause the order to lose matching priority, as described in Part III, Item 7.

If a Participant's liquidity-providing order is partially filled, the originally applicable MaxQty (as modified by any pre-defined cap) will apply. For example, if 50 shares of a 100-share order with a MaxQty of 2,000 shares (which is being treated by Citi-ONE as having a MaxQty of 1,000 due to the pre-defined cap) is executed, the remaining 50 shares will still be treated as having a MaxQty of 1,000 shares.

ORDER TYPE INTERACTION

Participants can choose to allow FRS Orders to interact with Conditional Orders (by default, COs will only interact with other COs), making them "Eligible FRS Orders." See Part III, Items 7, 9, and 11.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐